                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into by and between TCA Cable TV, Inc., a Texas corporation ("TCA") and Darrell L. Campbell, a resident of the State of Texas ("Employee"), dated as of November 1, 1994.

                                  WITNESSETH:

          WHEREAS, TCA, either itself or through one of its wholly-owned subsidiaries, desires to employ Employee as provided herein, and Employee desires to accept such employment; and

          WHEREAS, Employee shall, as an employee of TCA or one of its wholly-owned subsidiaries, have access to confidential information with respect to TCA and its affiliates;

          NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          1.     Employment.

                          (a) TCA may assign its obligations hereunder to one of its wholly-owned subsidiaries. Except as used in
                 Section 3.4(c), the term "Employer" shall mean TCA or the wholly-owned subsidiary to which TCA has assigned its obligations hereunder. As used in Section 3.4(c), the term "Employer" shall mean TCA.

                          (b) Employer hereby employs Employee and Employee hereby accepts employment with Employer upon the terms and conditions hereinafter set forth.

          2. Duties. Subject to the power of the Board of Directors of Employer to elect and remove officers, Employee shall serve Employer as President of VPI Communications, Inc. ("VPI") (or in such other executive office as Employer or the Board of Directors of Employer may determine) and shall perform, faithfully and diligently, the services and functions relating to such office or otherwise reasonably incident to such office as may be designated from time to time by the Board of Directors of Employer. Employee shall, during the term of this Agreement (or any extension thereof), devote such of his time, attention, energies and business efforts to his duties as an executive of Employer as are reasonably necessary to carry out his duties specified in this Section 2.

          3.     Term and Termination.

                 3.1. Term. The term of this Agreement shall be for a period of ten (10) years, commencing on the date of this Agreement, and terminating on October 31, 2004 unless sooner terminated in accordance with the provisions hereof (the "Term").

                 3.2.     Termination.

                          (a) Employer shall have the right to terminate this Agreement, in its discretion, upon "just cause," which shall include the following ("Cause"):

                                  (i)      The failure or inability for any
                          reason of Employee to devote such of his time to Employer's business as required hereunder (reasonable vacation time and absence due to sickness and disability being excepted herefrom);

                                  (ii)     The commission by Employee of any
                          act which affects Employer's business reputation in an adverse manner;

                                  (iii)    The adjudication of Employee as a
                          bankrupt or insolvent or Employee filing a petition in bankruptcy, reorganization, insolvency, readjustment of debt or arrangement under any bankruptcy, insolvency, dissolution or liquidation law or filing an answer admitting the material allegations of a petition filed against him in any proceeding under such law or taking any action for the purpose of effecting any of the foregoing;

                                  (iv)     Dishonest conduct by Employee
                          including, but not limited to, theft, embezzlement, misappropriation of funds or property, fraud or falsification of company records, correspondence or other documents; or

                                  (v)      The intentional violation or
                          repeated disregard or failure to carry out by Employee of reasonable instructions or policies established by the Board of Directors of Employer with respect to the operation of its business and affairs.

                          (b) This Agreement shall terminate upon the death of Employee or upon the sickness or disability of Employee that renders Employee incapable of performing his duties under this Agreement for a period in excess of six (6) months.

                          (c) Employee's employment hereunder may be terminated either by Employer or by Employee at any time without Cause and without prejudice to Employee. In the event Employee decides to terminate employment, Employee shall give written notice of resignation to Employer and Employee's resignation will be effective ninety (90) days after receipt of such written notice, unless a shorter period shall be agreed upon by the parties hereto. In the event Employer decides to terminate employment, the termination may be made effective immediately.

                          (d) Employee's employment hereunder may be terminated by Employee (a "Constructive Termination") if Employer (i) demotes Employee to a lesser position than as provided in Section 2, or (ii) decreases Employee's Salary (as defined below) below the level provided in Section 5.1 or reduces the employee benefits and perquisites below the levels provided in Section
                 5.2 or 5.3 (other than as a result of any amendment or termination of any employee and/or group or senior executive benefit plan, which amendment or termination is applicable to all executives of Employer).

                 3.3.     Effect of Termination. Except as provided in Section
3.4 below, the following shall apply following a termination of this Agreement:

                          (a) In the event of the termination of Employee's employment under this Agreement by Employer for Cause, or by Employee otherwise than pursuant to a Constructive Termination, Employee shall be entitled to receive his base salary at the rate then in effect, and fringe benefits earned by him or accrued for his account, through the termination date of Employee's employment, but Employee shall not be entitled to receive any separation payment in connection with the termination of Employee's employment.

                          (b) In the event of the termination of Employee's employment under this Agreement without Cause, Employee shall be entitled to receive (i) an amount equal to Employee's base salary at the rate then in effect for a period of 90 days,
                 (ii) any bonus payable hereunder that accrued through the date of termination and (iii) following the fiscal year in which termination occurs, any TCA Common Stock that would have been granted to Employee attributable to such fiscal year had termination not occurred.

                          (c) In the event of the termination of Employee's employment under this Agreement upon the disability of Employee, Employee shall be entitled to receive (i) an amount equal to Employee's base salary at the rate then in effect for a period of 180 days, (ii) any bonus payable hereunder that accrued through the date of termination and (iii) following the fiscal year in which termination occurs, any TCA Common Stock that would have been granted to Employee attributable to such fiscal year had termination not occurred.

                          (d) In the event of the termination of Employee's employment under this Agreement due to a Constructive Termination (other than a Constructive Termination following a Change in Control), Employee shall be entitled to receive (i) an amount equal to Employee's base salary at the rate then in effect for a period of 90 days, (ii) any bonus payable hereunder that accrued through the date of termination and
                 (iii) following the fiscal year in which termination occurs, any TCA Common Stock that would have been granted to Employee attributable to such fiscal year had termination not occurred.

                 3.4      Change in Control.

                          (a) Notwithstanding Section 3.3, following the occurrence of a Change in Control of Employer, in the event Employee's employment is terminated by

                 Employer for any reason, or by Employee due to a Constructive Termination, Employee shall be entitled to receive the following:

                                  (i)      an amount in cash equal to 2.99
                          times Employee's average annual compensation (salary and bonus) from Employer during the period consisting of five full taxable years of Employee ending immediately prior to the year in which the termination occurred (or such portion of such lesser period during which Employee was employed by Employer); and

                                  (ii)     all stock grants described in 5.1
                          below will be paid to Employee; and

                                  (iii)    life, medical, dental, health,
                          accident and disability insurance benefits for Employee and his immediate family for the three years substantially similar to those that Employee is receiving or is entitled to receive immediately prior to the termination of employment, which benefits shall in no event be less than those benefits in effect immediately prior to the consummation of the Change in Control.

                          (b) In the event of any termination described in paragraph (a) above, Employer shall be obligated to pay Employee all legal fees and expenses incurred by Employee incurred in enforcing or interpreting of his rights hereunder or contesting or disputing any such termination.

                          (c) For purposes of this Agreement, the term "Change in Control" shall be deemed to have occurred if (i) any "person", or persons acting as a "group" (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, but excluding any Employer employee stock ownership plan and any person that was a holder of more than 20% of the outstanding Common Stock of Employer as of the date of this Agreement), (a) becomes the beneficial owner, directly or indirectly, of securities of Employer representing 50% or more of the combined voting power of Employer's then outstanding securities, or (b) acquires or obtains the power, whether through share ownership, contract, proxy, voting agreement or otherwise, to manage or direct the operations of Employer, (ii) Employer or its stockholders enter into an agreement to dispose of all or substantially all of the assets of Employer, or (iii) the Board of Directors of Employer ceases to consist of a majority of Continuing Directors. For purposes hereof, "Continuing Director" shall mean a member of the Board of Directors of Employer who either
                 (I) was a member of the Board of Directors as of the date of this Agreement or (ii) was nominated or appointed (before Initial election as a director) to serve as a director by a majority of the then Continuing Directors.

         4. Termination of Prior Employment Arrangement. By the execution of this Agreement, Employee and Employer hereby agree that the present employment arrangement between Employer and Employee, if any, shall end and shall be replaced and superseded by this Agreement.

         5. Compensation. As compensation for the services rendered under this Agreement, Employee shall be entitled to receive the following:

                 5.1. Salary During the Term, Employee shall be paid an annual base salary of $60,000, payable in accordance with the then current payroll policies of Employer, or as otherwise agreed to by the parties (the "Salary"). At any time and from time to time the Salary may be increased for the remaining term of the Agreement if so determined by the Board of Directors of Employer after a review of Employee's performance of his duties hereunder. In addition, Employee will receive an annual bonus of 1% of the Earnings before Income Taxes, Depreciation and Amortization ("EBITDA") of VPI; plus, if VPI's EBITDA increases 10% over the previous year's EBITDA, Employer will grant to Employee 5,000 shares of TCA Common Stock, $0.10 par value. If VPI's EBITDA does not increase 10% in one year and the combined increase in the next year is 20% compared to the 2 year previous EBITDA, then the 5,000 shares for the missed year will be granted to Employee by TCA, in addition to the 5,000 shares earned in the current year. In addition, at any time and from time to time, Employee may be eligible for bonus or other incentive compensation programs, if so determined by the Board of Directors of Employer in the sole discretion of the Board of Directors. TCA will file a Registration Statement on Form S-8, Form S-3 or other appropriate form registering the issuance or, alternatively, the resale by Employee, of the first shares of TCA Common Stock granted to Employee pursuant to this Section 5.1 and will use its best efforts to include subsequent issuances or, alternatively, the resale by Employee, of shares of TCA Common Stock subsequently granted to Employee pursuant to this Section 5.1 in other registration statements filed by TCA with the Securities and Exchange Commission that relate to TCA's employee benefit plans.

                 5.2. Benefits. During the Term, Employee shall be entitled to receive such group benefits as Employer may provide to its other employees at comparable salaries and responsibilities to those of Employee from time to time and at any time during the term hereof, and Employer reserves the right to amend, modify or otherwise change the terms and conditions of such fringe benefits, which changes shall be effective in the future upon actual notice to Employee or upon notice by posting at Employer's premises. Employee shall not be entitled to receive payments in lieu of any such fringe benefit upon termination of this Agreement for any reason.

                 5.3. Expenses. Employer shall reimburse Employee for all reasonable and necessary out-of-pocket travel and other expenses incurred by Employee in rendering services required under this Agreement, on a monthly basis upon submission of a detailed monthly statement and reasonable documentation.

         6.      Confidentiality.

                 6.1. Acknowledgment of Proprietary Interest. Employee recognizes the proprietary interest of Employer and its affiliates in any Confidential Information (as hereinafter defined) of Employer and its affiliates. Employee acknowledges and agrees that any and all Confidential Information learned by Employee during the course of his engagement by Employer or otherwise, whether developed by Employee alone or in conjunction with others or otherwise, shall be and is the property of Employer and its affiliates. Employee further acknowledges and understands that his disclosure of any Confidential Information and/or proprietary information will result in irreparable injury and damage to Employer and its affiliates. As used herein, "Confidential Information" means all confidential and proprietary information of Employer and its affiliates, including, without limitation, information derived from reports, investigations, experiments, research, work in progress, drawings, designs, plans, proposals, codes, marketing and sales programs, client lists, client mailing lists, financial projections, cost summaries, pricing formula, and all other concepts, ideas, materials, or information prepared or performed for or by Employer or its affiliates. "Confidential Information" also includes information related to the business, products or sales of Employer or its affiliates, or any of their respective customers, other than information which is otherwise publicly available.

                 6.2. Covenant Not-to-Divulge Confidential Information. Employee acknowledges and agrees that Employer and its affiliates are entitled to prevent the disclosure of Confidential Information. As a portion of the consideration for the employment of Employee and for the compensation being paid to Employee by Employer, Employee agrees at all times during the Term and thereafter to hold in strict confidence and not to disclose or allow to be disclosed to any person, firm or corporation, other than to persons engaged by Employer and its affiliates to further the business of Employer and its affiliates, and not to use except in the pursuit of the business of Employer and its affiliates, the Confidential Information, without the prior written consent of Employer, including Confidential Information developed by Employee. Notwithstanding the foregoing, nothing in this Section 6.2 shall restrict or impair Employee from performing his duties as an employee of Employer or its affiliates.

                 6.3. Return of Materials at Termination. In the event of any termination or cessation of his employment with Employer for any reason whatsoever, Employee will promptly deliver to Employer all documents, data and other information pertaining to Confidential Information. Employee shall not take any documents or other information, or any reproduction or excerpt thereof, containing or pertaining to any Confidential Information.

         7.      Covenants Not to Compete.

                 7.1. Competition During Employment. Employee agrees that during his employment, neither he nor his affiliates will directly or indirectly compete with Employer or its affiliates in any way, and that he will not act as an officer, director, employee, consultant, shareholder, lender, or agent of any entity which is engaged in any business of the same nature as, or in competition with the business in which Employer is now engaged or in which Employer becomes engaged during the term of his employment; provided, however, this Section 7.1 shall not prohibit Employee or any of his affiliates from purchasing or holding an aggregate equity interest of up to 1%, so long as Employee and his affiliates combined do not purchase or hold an aggregate equity interest of more than 5%, in any business engaged in the direct or indirect competition with Employer and its affiliates. Furthermore, Employee agrees that during his employment, he will undertake no planning for an organization of any business activity competitive with the work he performs, or with the profit unit he works in, as an Employee of Employer, and Employee will not combine or conspire with any other employees of Employer for the purpose of organization of any such competitive business activity.

                 7.2. Competition Following Employment. Employee agrees that for one (1) year following the termination of his employment by Employer or by Employee, he will not, for himself or on behalf of any corporation, person, firm, partnership, association, or any other entity, engage in or participate in any business which engaged in competition with the business conducted by Employer at the date Employee's employment terminates anywhere in Texas, Arkansas and Louisiana and use any Confidential Information to which he had enjoyed access while working for Employer; provided, however, this Section
7.2 shall not prohibit Employee or any of his affiliates from purchasing or holding an aggregate equity interest of up to 1%, so long as Employee and his affiliates combined do not purchase or hold an aggregate equity interest of more than 5%, in any business engaged in the direct or indirect competition with Employer and its affiliates.

                 Employee further agrees that for a period of one (1) year from the date of termination of employment, he will not, by influencing or attempting to influence previously existing customers, or otherwise either directly or indirectly, divert or attempt to divert from Employer, any business Employer has enjoyed or solicited, and in connection with which Employee worked during the last year of his employment.

                 7.3. Associations with Co-Workers. Employee further agrees that during his employment and for the one (1) year next following termination of his employment with Employer, he will not, by act in concert with others, employ or attempt to employ or solicit for any employment competitive with Employer, any of Employer's employees who work in any area wherein Employee has himself been significantly engaged on behalf of Employer. Employee will not, either directly or indirectly or by act in concert with others, seek to induce or influence any employee to leave Employer's employment.

         8.      Miscellaneous.

                 8.1. Remedies Upon Breach By Employee. In the event of any breach of this Agreement by Employee, Employer shall be entitled, if it so elects, to institute and prosecute proceeding in any court of competition jurisdiction, either in law or in equity, to enjoin Employee from violating any of the terms of this Agreement, to enforce the specific performance by Employee of any of the terms of this Agreement, and to obtain damages, or any of them, but nothing herein contained shall be construed to prevent such remedy or combination of remedies as Employer may elect to invoke. The failure of Employer to promptly institute legal action upon any breach of this Agreement shall not constitute a waiver of that or any other breach hereof. Employee acknowledges and recognizes that the enforcement of the provisions set forth in Sections 6 and 7 above by Employer will not interfere with Employee's ability to pursue a proper livelihood. Employee recognizes and agrees that the enforcement of this Agreement is necessary to ensure the preservation and continuity of the business and goodwill of Employer and its affiliates.

                 8.2. Remedies Upon Breach by Employer. In the event of any breach of this Agreement by Employer, Employee shall be entitled, if he so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to enjoin Employer from violating any of the terms of this Agreement, and to obtain damages, or any of them, but nothing herein contained shall be construed to prevent such remedy or combination of remedies as Employee may elect to invoke. The failure of Employee to promptly institute legal action upon any breach of this Agreement shall not constitute a waiver of that or any other breach hereof.

                 8.3. Attorneys' Fees. In the event of any litigation concerning, any controversy, claim or dispute between the parties hereto, arising out of or relating to this Agreement or the breach hereof, or the interpretation hereof, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees, and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein. The "prevailing party" means the party determined by the court to have most nearly prevailed, even, if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered. Further, in the event of any default by a party under this Agreement, such defaulting party shall pay all the expenses and attorneys' fees incurred by the other party in connection with such default, whether or not any litigation is commenced.

                 8.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 8.5. Severability In the event that any of the terms, conditions or provisions of this Agreement are held to be illegal, invalid or unenforceable by any court of competent jurisdiction, the legality, validity and enforceability of the remaining terms, conditions or provisions shall not be affected thereby. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

                 8.6. Amendments. No amendment or modification of the terms or conditions of this Agreement shall be valid unless in writing and signed by the parties hereto.

                 8.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the employment of Employee.

                 8.8. Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other shall be deemed to have been duly given if given in writing and personally delivered or sent by mail, registered or certified, postage prepaid with return receipt requested, as follows:

If to Employer:           TCA Cable TV, Inc.
                          P.O. Box 130489
                          Tyler, Texas 75713-0489 or

                               TCA Cable TV, Inc.
                               3015 SSE Loop 323
                               Tyler, Texas 75701

     If to Employee:           Darrell L. Campbell
                               2900 W. Villa Maria Rd.
                               Bryan, Texas 77807

Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of three days after mailing.

                 8.9. GOVERNING LAWS AND VENUE. THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE INTERPRETED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES. ALL MATTERS LITIGATED BY, AMONG, OR BETWEEN ANY OF THE PARTIES THAT INVOLVE THIS AGREEMENT OR ANY RELATED MATTER HEREUNDER SHALL BE BROUGHT ONLY IN A COURT OF COMPETENT JURISDICTION IN DALLAS COUNTY, TEXAS.

                 8.10. Parties Bound. This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of Employer and Employee, and their respective heirs, personal representatives, successors and assigns. Employer shall have the right to assign this Agreement to any affiliate or to its successors or assigns. The terms "successors" and "assigns" shall include any person, corporation, partnership or other entity that buys all or substantially all of Employer's assets or all of its stock, or with which Employer merges or consolidates. The rights, duties or benefits to Employee hereunder are personal to him, and no such right or benefit may be assigned by him. The parties hereto acknowledge and agree that Employer's affiliates are third-party beneficiaries of the covenants and agreements of Employee set forth in Sections 6 and 7 above.

                 8.11. Waiver of Breach. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.

         9. Representations and Warranties. To induce TCA to award Employee shares of TCA Common Stock as set forth in Section 5.1 of this Agreement, Employee hereby represents and warrants as follows:

                          (a) Employee has had adequate opportunity to review TCA's most recent annual report on Form 10-K and all interim reports on Form 10-Q and 8-K. Employee has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in TCA Common Stock and understands the risks of, and other considerations relating to, an investment in TCA Common Stock.

                          (b) Any TCA Common Stock issued pursuant to this Agreement will be acquired by Employee for Employee's own account for investment purposes only and not with a view to resale or distribution.

                          (c) Employee understands that, subject to the provisions of Section 5.1 hereof, any TCA Common Stock issued pursuant to this Agreement may not be registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state. Employee understands and agrees further that TCA Common Stock must be held indefinitely unless they are subsequently registered under the Securities Act and such state securities laws or an exemption from registration under the Securities Act and such state securities laws is available. Employee understands that legends, as applicable, will be placed on the certificates representing TCA Common Stock issued pursuant to this Agreement (i) stating that the TCA Common Stock has not been registered under the Securities Act and such state securities laws and (ii) setting out or referring to the restrictions on the transferability and resale of the TCA Common Stock.

                          (d) Employee is not relying upon any information, representation or warranty by TCA, or any of its affiliates or their respective agents in evaluating an investment in TCA Common Stock under this Agreement.

                          (e) Employee is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, such that one of the following qualifications applies:

                                  (1)      Employee is a natural person with
                          individual net worth (or joint net worth with spouse) in excess of $1 million. For purposes of this item, "net worth" means the excess of total assets at fair market value, including home, home furnishings and automobile (and including property owned by a spouse), over total liabilities;

                                  (2)      Employee is a natural person with
                          individual income (without including any income of Employee's spouse) in excess of $200,000, or joint income with spouse of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year; or

                                  (3)      Employee is an executive officer of
                          TCA. For the purposes of this item, "executive officer" means the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for TCA.

                 9.12. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

                 9.13. Other Obligations. Employee represents and warrants that he has not as of the execution of this Agreement assumed any obligations inconsistent with those contained herein.

                 9.14. Affiliate. An "affiliate" of any party hereto shall mean any person controlling, controlled by or under common control with such party.

         IN WITNESS WHEREOF, the parties hereto have duty executed this Agreement as of the day and year first above written.

                                        EMPLOYER:


                                        By:  /s/ ROBERT ROGERS
                                             ----------------------------
                                        Its: Chairman & CEO
                                             ----------------------------


                                        EMPLOYEE:

                                        /s/ DARREL L. CAMPBELL
                                        ---------------------------------